Exhibit 99.6

UNITED UTILITIES PLC – DIRECTORS DECLARATION

The following information is provided in compliance with paragraph 16.4 of the Financial Services Authority’s Listing Rules in respect of the appointment of Mr Nick Salmon as a Non-Executive Director of United Utilities PLC on 4 April 2005.

i) Mr Salmon is currently a director of Cookson Group plc (appointed on 19 July 2004). He has no further directorships in publicly quoted companies to declare.

ii) There are no details to disclose under paragraph 6.F.2(b) to (g) of the Listing Rules in relation to Mr Salmon.

At the date of his appointment, Mr Salmon had no interest in ordinary shares or options in United Utilities PLC.

Further information can be obtained from Tim Rayner, Company Secretary + 44 1 925 237071.

United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol “UU”.